FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 17 June 2019

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

17 June 2019

RBS announces the impact of the merger of Alawwal bank and Saudi British Bank

The Royal Bank of Scotland Group plc (“RBS”) notes the completion of the merger of Alawwal bank and Saudi British Bank (“SABB”) announced on 16 June 2019 (the “Merger”). The completion of the merger impacts RBS and its subsidiaries NatWest Markets N.V. (“NWM NV”) and NatWest Markets Plc (“NWM Plc”).

RBS, through its Dutch subsidiary NWM NV, held an aggregate 40% shareholding in Alawwal bank on behalf of itself, Stichting Administratiekantoor Beheer Financiële Instellingen (“NLFI”) and Banco Santander S.A. (together the “Consortium”) which dated back to RBS’s acquisition of ABN AMRO in 2007. The economic interest of RBS was equivalent to a 15.3% shareholding in Alawwal bank.

As a result of the Merger NWM NV received an aggregate shareholding of 10.8% in SABB, representing the total interests of the Consortium. NWM NV then immediately transferred the RBS economic interest of 4.1% in SABB to NWM Plc, and the balance of the shares separately to NLFI and Banco Santander S.A., as part of an unwind of the Consortium arrangements.

NWM NV is reported as part of RBS’s NatWest Markets franchise. NWM NV is now expected to transfer to NWM Plc ownership during the second half of 2019, subject to regulatory approvals, and will continue to be reported as part of the franchise.

Commenting on the transaction, Ross McEwan, CEO of RBS said,

“We are pleased that this merger has now concluded; it will help facilitate the future exit of our shareholding as we continue to focus on our key target markets. The release of capital will also have a positive and material financial impact for RBS.”

Impact of the Merger on RBS

•	Within the NatWest Markets franchise, RBS will recognise an income gain on disposal of the Alawwal bank stake for shares received in SABB of £0.4 billion and a reduction in risk weighted assets (“RWAs”) of £4.7 billion.

•	Within Central Items, RBS will recycle foreign exchange of £0.3 billion which is capital neutral and will in addition extinguish legacy liabilities of £0.3 billion.

•	The gains above the line will be partially offset by £0.3 billion of non-controlling interests.

•	These impacts would have increased the 31 March 2019 CET1 by 60bps, being 20bps attributable profit and 40bps RWA relief.

The profit and loss impacts on franchises are summarised in Table 1 below, with affected entities noted.

Table 1

£bn	NWM franchise	Central Items	RBS Group	Entity
Gain on disposal	0.4	-	0.4	NWM NV
Legacy liability release	-	0.3	0.3	RBS
FX reserves recycling	-	0.3	0.3	RBS
Non interest income	0.4	0.6	1.0

Profit after Tax			1.0
Non-controlling interests			(0.3)	RBS
Profit attributable to ordinary shareholders			0.7

We estimate a further £1.2 billion of FX reserves recycling to be crystallised through RBS at the point at which NWM NV transfers ownership to NWM Plc during the second half of 2019, subject to regulatory approval, which is also capital and TNAV neutral.

Table 2 illustrates the risk weighted asset movements related to the transactions. These are indicative of the expected impact and act only as a guide.

Table 2

	NWM NV	NWM Plc	Group Adjustment	RBS Group
As at 31 March 2019	€6.5bn	-	-	£5.6bn
Transaction impact	(€6.5bn)	£0.4bn	£0.5bn	(£4.7bn)
Adjusted 31 March 2019	-	£0.4bn	£0.5bn	£0.9bn

Notes

-	The above does not include operational risk RWAs related to the stake in Alawwal bank

-	Table shown using exchange rates as at 31 March 2019 with £1:€1.162 and a SABB share price of SAR37.80. RWA impact may vary as a result of fluctuations in FX rates, SABB share price or the underlying CET1 capital base of NWM Plc. At 13 June 2019, the SABB share closing price was SAR 41.70. As at 14 June 2019, the relevant FX rate was £1:€1.1232.

Impact of the Merger on NWM Plc

NWM Plc acquired the SABB shares attributable to RBS from NWM NV for £0.7bn, which will be carried at fair value through equity until sold. The SABB shares are subject to a 6 month lock up period for sale outside RBS. The investment will give rise to RWA of £0.4bn, as well as a capital deduction for non-significant investments.

Ownership of NWM NV is expected to transfer under NWM Plc in H2 2019, subject to regulatory approval.

Impact of the Merger on NWM NV

In addition to the impacts noted in Tables 1 and 2, above, NWM NV will make capital distributions to NLFI and Santander and will replace this with internal capital issuance to RBS entities in June 2019. The impact of the RWA reduction is expected to improve NWM NV’s capital ratios in H1 2019.

Each of RBS, NWM Plc and NWM NV will publish their H1 2019 accounts on 2 August 2019.

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 207 672 1758

RBS Media Relations

+44 (0) 131 523 4205

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS, NWM Plc or NWM NV's future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to RBS, NWM Plc or NWM NV in respect of, but not limited to their respective: regulatory capital positions and related requirements, financial positions, profitability and financial performance (including financial, capital and operational targets), access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk and credit rating risk.  Forward-

looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS, NWM Plc and NWM NV's actual results are discussed in NWM Plc's 2018 Annual Report and Accounts and other regulatory filings, NWM NV’s 2018 Annual Report and Accounts and other regulatory filings, and RBS's UK 2018 Annual Report and Accounts and materials filed by RBS with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBS, NWM Plc and NWM NV do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date	17 June 2019	By:	/s/ Morven Adderton
			Name:	Morven Adderton
			Title:	Assistant Secretary